UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 9, 2024

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2456 Fortune Drive Suite 110 Lexington KY 40509

(Full mailing address of principal executive offices)

888-697-2234

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests; Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20; Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle; Series Fenwick Hall 20; Series Le Relais 20; Series Spirit 20; Series Mo Temptation; Series Moonbow 20; Series My Fast One 20; Series Helicopter Money; Series I’m a Looker 20; Series Stay Fabulous; Series Smart Shopping 21; Series Patsy’s Kim 21; Series One Last Night 21; Series Sarrocchi 21; Series Elarose 21; Series Song Of The Lark 21; Series Enchante 21; Series Royal Duet; Series Kindle 21; Series Adaay in Asia; Series Knarsdale 21; Series Alliford Bay 21; Series Lovesick 21; Series Tamboz 21; Series Blue Curl 22; Series Savvy Sassy 22; Series Ishvana 21; Series Brandy 22; Series New York Bred Bundle; Series The Incredi-Bundle; Series Blue Devil; Series Clair De Lune 22

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Title of each class of securities issued pursuant to Regulation A

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Item 1.	Fundamental Changes

Series Smart Shopping 21 (Seize the Grey)

On July 9, 2024, My Racehorse CA LLC Series Smart Shopping 21, a Nevada series limited liability company (“Series Smart Shopping 21”) which owns 100% of “Seize the Grey” as its underlying asset, and Gainesway Thoroughbreds Ltd., a Kentucky corporation (the “Purchaser”) entered into a purchase and sale agreement (the “Purchase Agreement”) whereby Series Smart Shopping 21 (i) sold the breeding rights for Seize the Grey to Purchaser and (ii) agreed upon certain additional rights and restrictions related to the racing rights of Seize the Grey prior to breeding, each on the terms and conditions set forth below.

Sale of Breeding Interest

As set forth in the Purchase Agreement, Series Smart Shopping 21 sold 90% of the breeding rights to Seize the Grey to Purchase at a valuation of $3,500,000 for the entire breeding rights. This base purchase price shall be wired to Series Smart Shopping 21 by Purchaser on July 20, 2024. Series Smart Shopping 21 has retained a 10% interest in the breeding rights of Seize the Grey as part of the sale of the breeding rights.

In addition, the purchase price will increase if Seize the Grey is declared the official winner (dead heat excluded) of the following races, with Purchaser obligated to pay Series Smart Shopping 21 the following:

•	2024 Travers Stakes Win: $3 million
•	2024 Breeders' Cup Classic Win: $4 million
•	Other 2024 Grade 1 Win: $1 million for the first that is not the Travers or the BC Classic, and $1 million for each subsequent Grade 1.
•	Additional $1 million bonus if Seize the Grey wins the Eclipse Award for champion 3-year-old male.

Agreement on Racing Interest; Retirement Date

As part of the consideration related to the sale of the breeding rights underlying Seize the Grey, the Purchaser and Series Smart Shopping 21 agreed on the future racing schedule for Seize the Grey and his ultimate retirement date. Specifically, the parties have agreed that Seize the Grey shall be retired from racing immediately following the conclusion of the 2024 Breeders’ Cup World Championships, unless Seize the Grey is performing (either top three or within less than one length of the official winner of such race), in which case Seize the Grey can continue to race in certain circumstances as provided in the Purchase Agreement.

Bill of Sale; Syndicate Agreement

As a condition of the sale of the breeding interests of Seize the Grey to the Purchaser, the parties entered into a formal bill of sale. Additionally, Series Smart Shopping 21 and Purchaser entered into a syndicate agreement to govern the rights and obligations of the parties related to the remaining 10% of breeding rights that Series Smart Shopping 21 retained as part of the sale of the breeding interests to the Purchaser.

A full description of the Purchase Agreement and related exhibits is filed as Exhibit 6.1 hereto and incorporated by reference herein.

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Item 9.	Other Events

Experiential Squared, Inc. (the “Manager”) will distribute to members of Series Smart Shopping 21 such member’s pro rata share of the base purchase price less related fees, liabilities, and expenses, including but not limited to a management fee, offering expenses, if any, owed to the Manager (collectively, the “Expenses”).

The Company intends to remit such distributions within ninety (90) days from the date of this Current Report on Form 1-U.

Forward Looking Statements

The information set forth under Items 1 and 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

Exhibit Index

Exhibit No.	Description

6.1*	Purchase and Sale Agreement for Seize the Grey by and between My Racehorse CA LLC Series Smart Shopping 2021, a Nevada series limited liability company and Gainesway Thoroughbreds Ltd., a Kentucky corporation, dated July 9, 2024.

* To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: July 15, 2024	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

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